QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EMCORE CORPORATION
(Name of Subject Company (Issuer))

EMCORE CORPORATION
(Names of Filing Persons (Offeror))

Common Stock, no par value
(Title of Class of Securities)

290846203
(CUSIP Number of Class of Securities)

Jeffrey Rittichier
Chief Executive Officer
2015 W. Chestnut Street
Alhambra, California, 91803
Telephone: (626) 293-3400
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Brian J. McCarthy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Ave., Suite 3400
Los Angeles, CA 90071
Telephone: (213) 687-5000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$45,000,000	$5,229

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $45,000,000 in aggregate of up to 7,200,000 shares of common stock, no par value per share, at the minimum tender offer price of $6.25 per share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015 equals $116.20 per $1,000,000 of the value of the transaction.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

 SCHEDULE TO

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by EMCORE Corporation, a New Jersey corporation ("EMCORE" or the "Company"), to purchase shares of its common stock, no par value per share (the "Shares"), up to an aggregate purchase price of $45 million, at a price not greater than $6.75 nor less than $6.25 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 2015 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        The information in the Offer to Purchase and the Letter of Transmittal is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, and as more particularly set forth below.

Item 1.    Summary Term Sheet.

        The information set forth in the section captioned "Summary Term Sheet" in the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address:    The name of the issuer is EMCORE Corporation, a New Jersey corporation. The address of its principal executive office is 2015 W. Chestnut Street, Alhambra, California 91803 and its telephone number is (626) 293-3400.

        (b)    Securities:    The subject securities are the Shares of EMCORE Corporation, which are listed and traded on the NASDAQ Global Market (the "NASDAQ") under the symbol "EMKR." As of May 1, 2015, there were 32,296,486 Shares outstanding.

        (c)    Trading Market and Price:    The information set forth in Section 8 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)    Name and Address:    EMCORE Corporation, a New Jersey corporation, is the filing person and subject company. The address of its principal executive office is 2015 W. Chestnut Street, Alhambra, California 91803 and its telephone number is (626) 293-3400. The information set forth in Section 10 ("Certain Information Concerning the Company") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms:    The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 1 ("Number of Shares; Proration"), Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 3 ("Procedures for Tendering Shares"), Section 4 ("Withdrawal Rights"), Section 5 ("Purchase of Shares and Payment of Purchase Price"), Section 6 ("Conditional Tender of Shares"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Funds"), Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning

the Shares"), Section 14 ("Certain United States Federal Income Tax Consequences") and Section 15 ("Extension of the Offer; Termination; Amendment") of the Offer to Purchase is incorporated herein by reference.

        (b)    Purchases:    The information set forth in the sections of the Offer to Purchase captioned "Introduction" and "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)    Agreements Involving the Subject Company's Securities:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)    Purposes:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (b)    Use of the Securities Acquired:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") of the Offer to Purchase is incorporated herein by reference.

        (c)    Plans:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer") and Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)    Source of Funds:    The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

        (b)    Conditions:    The information set forth in Section 7 ("Conditions of the Offer") and Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions:    The information set forth in Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations:    The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference. The information set forth in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable, in reliance on Instruction 2 to this Item 10.

Item 11.    Additional Information.

        The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission (the "SEC") after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings:    The information set forth in Section 2 ("Purpose of the Offer; Certain Effects of the Offer"), Section 10 ("Certain Information Concerning the Company"), Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") and Section 13 ("Certain Legal Matters; Regulatory Approvals") in the Offer to Purchase is incorporated herein by reference.

        (c)    Other Material Information:    The information in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 15, 2015.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Letter to Participants in the EMCORE Corporation 401(k) Plan, dated May 15, 2015 and Direction Form.
(a)(5)(A)	Press release announcing the Tender Offer, dated May 6, 2015 (incorporated by reference to Exhibit 99.1 of our current report on Form 8-K filed with the SEC on May 6, 2015).
(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated May 15, 2015.
(a)(5)(C)	Summary Advertisement, dated May 15, 2015.
(b)	None.
(d)(1)
Master Purchase Agreement, dated March 27, 2012, between Sumitomo Electric Industries, Ltd. and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 10-Q/A filed on August 7, 2012).
(d)(2)
Asset Purchase Agreement, dated August 5, 2012, between Suncore Photovoltaic Technology Co, Ltd. and the Company (incorporated by reference to Exhibit 2.10 to the Company's Annual Report on Form 10-K filed on December 13, 2012).
(d)(3)
Asset Purchase Agreement, dated as of September 17, 2014, by and between EMCORE Corporation and SolAero Technologies Corp. (f/k/a Photon Acquisition Corporation) (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).

(d)(4)	Amendment No. 1, dated as of November 26, 2014, to that certain Asset Purchase Agreement, dated as of September 17, 2014, by and between EMCORE Corporation and SolAero Technologies Corp. (f/k/a Photon Acquisition Corporation) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant on November 26, 2014).
(d)(5)
Asset Purchase Agreement, dated October 22, 2014, by and between EMCORE Corporation and NeoPhotonics Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 24, 2014).
(d)(6)	Restated Certificate of Incorporation, dated April 4, 2008, (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 4, 2008).
(d)(7)
Certificate of Amendment of Restated Certificate of Incorporation, dated February 15, 2012 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 16, 2012).
(d)(8)	Amended By-Laws, as amended through August 6, 2012 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 7, 2012).
(d)(9)
Certificate of Amendment of Restated Certificate of Incorporation of EMCORE Corporation, dated September 18, 2014 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(10)	Bylaws of EMCORE Corporation, as amended through December 10, 2014 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 5, 2014).
(d)(11)	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registration statement on Form S-1 filed on February 24, 1997).
(d)(12)	Form of Indenture (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-3 on Form 8-K filed August 10, 2012).
(d)(13)	Form of Debt Security (Included in Exhibit (d)(12)).
(d)(14)
Form of Warrant to Purchase Common Stock, dated October 1, 2009, between the Company and Commerce Court Small Cap Value Fund, Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 2, 2009).
(d)(15)
Tax Benefits Preservation Plan, dated September 17, 2014, by and between EMCORE Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(16)
Certificate of Designation Establishing the Series A Junior Participating Preferred Stock and Fixing the Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights, and the Qualifications, Limitations and Restrictions, of the Series A Junior Participating Preferred Stock, dated September 18, 2014 (incorporated by reference to Exhibit A of Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(17)
Outside Directors Cash Compensation Plan, effective October 20, 2005, as amended and restated on February 13, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 17, 2006).

(d)(18)	Memorandum of Understanding, dated as of September 26, 2007, between Lewis Edelstein and the Company regarding shareholder derivative litigation (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on November 1, 2007).
(d)(19)
Stipulation of Compromise and Settlement, dated as of November 28, 2007, executed by the Company and the other defendants and the plaintiffs in the Federal Court Action and the State Court Actions (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed on December 31, 2007).
(d)(20)	2010 Equity Incentive Plan, as amended and restated on June 14, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 16, 2011).
(d)(21)	EMCORE Corporation 2000 Employee Stock Purchase Plan, as amended June 14, 2011 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 16, 2011).
(d)(22)	2012 Equity Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement filed on January 27, 2012).
(d)(23)
Shareholders Agreement, dated February 3, 2010, by and among Tangshan Caofeidian Investment Corporation, Ltd. and the Company (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on February 9, 2010).
(d)(24)
Supplemental Agreement, dated February 3, 2010, by and among Tangshan Caofeidian Investment Corporation, Ltd. and the Company (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on February 9, 2010).
(d)(25)
Joint Venture Contract, dated July 30, 2010, by and between San'an Optoelectronics, Co., Ltd. and the Company (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on January 10, 2011).
(d)(26)
Cooperation Agreement, dated July 30, 2010, by and between Fujian San'an Group Corporation and the Company (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on January 10, 2011).
(d)(27)
Investment Cooperation Agreement on the Project of Terrestrial Application of High Concentration Photovoltaic Systems and Components, dated December 4, 2010, by and among Huainan Municipal Government, San'an Optoelectronics Co., Ltd., and the Company (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K filed on January 10, 2011).
(d)(28)	Officer and Director Share Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 27, 2011).
(d)(29)
Long-Term Supply Agreement between the Company and Space Systems/Loral, Inc., dated May 5, 2011 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(30)
Employment Agreement entered into by the Company and Dr. Hong Q. Hou as of August 2, 2011 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(31)
Employment Agreement entered into by the Company and Mark B. Weinswig as of August 2, 2011 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).

(d)(32)	Employment Agreement entered into by the Company and Mr. Christopher Larocca as of August 2, 2011 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(33)
Employment Agreement entered into by the Company and Dr. Charlie Wang as of August 2, 2011 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(34)
Employment Agreement entered into by the Company and Monica D. Van Berkel as of August 2, 2011 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(35)
Separation Agreement and General Release, dated August 6, 2012, between Mr. Reuben F. Richards, Jr. and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 9, 2012).
(d)(36)
Credit and Security Agreement, dated November 11, 2010, between Wells Fargo Bank National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 17, 2010).
(d)(37)
First Amendment to Credit and Security Agreement, dated December 21, 2011, between Wells Fargo Bank National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed February 14, 2012).
(d)(38)
Second Amendment to the Credit and Security Agreement, dated June 14, 2012, between Wells Fargo Bank National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 8, 2012).
(d)(39)
Third Amendment to Credit and Security Agreement, dated December 28, 2012, between Wells Fargo Bank National Association and the Company (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 4, 2013).
(d)(40)
Fourth Amendment to Credit and Security Agreement, dated May 21, 2013, between Wells Fargo Bank, National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 23, 2013).
(d)(41)
Fifth Amendment to Credit and Security Agreement, dated August 26, 2013, between Wells Fargo Bank, National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 30, 2013).
(d)(42)
Sixth Amendment to Credit and Security Agreement, dated December 3, 2014, between Wells Fargo Bank, National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 5, 2014).
(d)(43)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 14, 2012).
(d)(44)	2007 Directors' Stock Award Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement filed on January 25, 2013).
(d)(45)
Equity Transfer Agreement, dated June 23, 2013, between San'an Optoelectronics Company, Ltd. and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 27, 2013).
(d)(46)
Separation Agreement and General Release, dated November 16, 2013, between Mr. Christopher Larocca and the Company (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K filed on December 6, 2013).

(d)(47)	Settlement Agreement, dated as of December 4, 2013, by and among Steven R. Becker, Matthew A. Drapkin, BC Advisors, LLC, Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., and the Company (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed on December 6, 2013).
(d)(48)
Indemnification Agreement, dated February 7, 2014 with each of the following directors: Steven R. Becker, Stephen Domenik and Gerald Fine and EMCORE Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 11, 2012).
(d)(49)	2012 Equity Incentive Plan, as amended on March 5, 2014 (incorporated by reference to Exhibit A to the Company's Proxy Statement filed on January 28, 2014).
(d)(50)	EMCORE Corporation 2000 Employee Stock Purchase Plan, as amended March 5, 2014 (incorporated by reference to Exhibit B to the Company's Proxy Statement filed on January 28, 2014).
(d)(51)
Separation Agreement and General Release, dated September 17, 2014, by and between EMCORE Corporation and Dr. Hong Q. Hou (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(52)
Retention Letter Agreement, dated September 17, 2014, between EMCORE Corporation and Dr. Hong Q. Hou (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(53)
Retention Letter Agreement, dated September 17, 2014, between EMCORE Corporation and Mark Weinswig (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(54)
Retention Letter Agreement, dated September 17, 2014, between EMCORE Corporation and Monica Van Berkel (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(55)
Retention Letter Agreement, dated September 17, 2014, between EMCORE Corporation and Alfredo Gomez (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(56)
Employment Agreement, dated December 10, 2014, by and between EMCORE Corporation and Jeff Rittichier (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 10, 2014).
(d)(57)
Separation Agreement and General Release, dated December 10, 2014, by and between EMCORE Corporation and Monica Van Berkel (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 10, 2014).
(d)(58)
Separation Agreement and General Release, dated December 10, 2014, by and between EMCORE Corporation and Alfredo Gomez (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 10, 2014).
(g)	None.
(h)	None.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EMCORE CORPORATION
/s/ Mark B. Weinswig
Name:	Mark B. Weinswig
Title:	Chief Financial Officer

Date: May 15, 2015

 Index to Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 15, 2015.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Letter to Participants in the EMCORE Corporation 401(k) Plan, dated May 15, 2015, and Direction Form.
(a)(5)(A)	Press release announcing the Tender Offer, dated May 6, 2015 (incorporated by reference to Exhibit 99.1 of our current report on Form 8-K filed with the SEC on May 6, 2015).
(a)(5)(B)	Press release announcing commencement of the Tender Offer, dated May 15, 2015.
(a)(5)(C)	Summary Advertisement, dated May 15, 2015.
(b)	None.
(d)(1)
Master Purchase Agreement, dated March 27, 2012, between Sumitomo Electric Industries, Ltd. and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 10-Q/A filed on August 7, 2012).
(d)(2)
Asset Purchase Agreement, dated August 5, 2012, between Suncore Photovoltaic Technology Co, Ltd. and the Company (incorporated by reference to Exhibit 2.10 to the Company's Annual Report on Form 10-K filed on December 13, 2012).
(d)(3)
Asset Purchase Agreement, dated as of September 17, 2014, by and between EMCORE Corporation and SolAero Technologies Corp. (f/k/a Photon Acquisition Corporation) (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(4)
Amendment No. 1, dated as of November 26, 2014, to that certain Asset Purchase Agreement, dated as of September 17, 2014, by and between EMCORE Corporation and SolAero Technologies Corp. (f/k/a Photon Acquisition Corporation) (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant on November 26, 2014).
(d)(5)
Asset Purchase Agreement, dated October 22, 2014, by and between EMCORE Corporation and NeoPhotonics Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on October 24, 2014).
(d)(6)	Restated Certificate of Incorporation, dated April 4, 2008 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 4, 2008).
(d)(7)
Certificate of Amendment of Restated Certificate of Incorporation, dated February 15, 2012 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on February 16, 2012).

Exhibit Number	Description
(d)(8)	Amended By-Laws, as amended through August 6, 2012 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 7, 2012).
(d)(9)
Certificate of Amendment of Restated Certificate of Incorporation of EMCORE Corporation, dated September 18, 2014 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(10)	Bylaws of EMCORE Corporation, as amended through December 10, 2014 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 5, 2014).
(d)(11)	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4.1 to Amendment No. 3 to the registration statement on Form S-1 filed on February 24, 1997).
(d)(12)	Form of Indenture (incorporated by reference to Exhibit 4.2 to the Company's registration statement on Form S-3 on Form 8-K filed August 10, 2012).
(d)(13)	Form of Debt Security (Included in Exhibit (d)(12)).
(d)(14)
Form of Warrant to Purchase Common Stock, dated October 1, 2009, between the Company and Commerce Court Small Cap Value Fund, Ltd. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on October 2, 2009).
(d)(15)
Tax Benefits Preservation Plan, dated September 17, 2014, by and between EMCORE Corporation and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(16)
Certificate of Designation Establishing the Series A Junior Participating Preferred Stock and Fixing the Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights, and the Qualifications, Limitations and Restrictions, of the Series A Junior Participating Preferred Stock, dated September 18, 2014 (incorporated by reference to Exhibit A of Exhibit 3.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(17)
Outside Directors Cash Compensation Plan, effective October 20, 2005, as amended and restated on February 13, 2006 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 17, 2006).
(d)(18)
Memorandum of Understanding, dated as of September 26, 2007, between Lewis Edelstein and the Company regarding shareholder derivative litigation (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed on November 1, 2007).
(d)(19)
Stipulation of Compromise and Settlement, dated as of November 28, 2007, executed by the Company and the other defendants and the plaintiffs in the Federal Court Action and the State Court Actions (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K filed on December 31, 2007).
(d)(20)	2010 Equity Incentive Plan, as amended and restated on June 14, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 16, 2011).

Exhibit Number	Description
(d)(21)	EMCORE Corporation 2000 Employee Stock Purchase Plan, as amended June 14, 2011 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on June 16, 2011).
(d)(22)	2012 Equity Incentive Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement filed on January 27, 2012).
(d)(23)
Shareholders Agreement, dated February 3, 2010, by and among Tangshan Caofeidian Investment Corporation, Ltd. and the Company (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on February 9, 2010).
(d)(24)
Supplemental Agreement, dated February 3, 2010, by and among Tangshan Caofeidian Investment Corporation, Ltd. and the Company (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on February 9, 2010).
(d)(25)
Joint Venture Contract, dated July 30, 2010, by and between San'an Optoelectronics, Co., Ltd. and the Company (incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K filed on January 10, 2011).
(d)(26)
Cooperation Agreement, dated July 30, 2010, by and between Fujian San'an Group Corporation and the Company (incorporated by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K filed on January 10, 2011).
(d)(27)
Investment Cooperation Agreement on the Project of Terrestrial Application of High Concentration Photovoltaic Systems and Components, dated December 4, 2010, by and among Huainan Municipal Government, San'an Optoelectronics Co., Ltd., and the Company (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K filed on January 10, 2011).
(d)(28)	Officer and Director Share Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 27, 2011).
(d)(29)
Long-Term Supply Agreement between the Company and Space Systems/Loral, Inc., dated May 5, 2011 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(30)
Employment Agreement entered into by the Company and Dr. Hong Q. Hou as of August 2, 2011 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(31)
Employment Agreement entered into by the Company and Mark B. Weinswig as of August 2, 2011 (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(32)
Employment Agreement entered into by the Company and Mr. Christopher Larocca as of August 2, 2011 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(33)
Employment Agreement entered into by the Company and Dr. Charlie Wang as of August 2, 2011 (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).

Exhibit Number	Description
(d)(34)	Employment Agreement entered into by the Company and Monica D. Van Berkel as of August 2, 2011 (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q filed on August 4, 2011).
(d)(35)
Separation Agreement and General Release dated August 6, 2012, between Mr. Reuben F. Richards, Jr. and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 9, 2012).
(d)(36)
Credit and Security Agreement, dated November 11, 2010, between Wells Fargo Bank National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 17, 2010).
(d)(37)
First Amendment to Credit and Security Agreement dated December 21, 2011, between Wells Fargo Bank National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed February 14, 2012).
(d)(38)
Second Amendment to the Credit and Security Agreement, dated June 14, 2012, between Wells Fargo Bank National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 8, 2012).
(d)(39)
Third Amendment to Credit and Security Agreement, dated December 28, 2012, between Wells Fargo Bank National Association and the Company (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on January 4, 2013).
(d)(40)
Fourth Amendment to Credit and Security Agreement, dated May 21, 2013, between Wells Fargo Bank, National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 23, 2013).
(d)(41)
Fifth Amendment to Credit and Security Agreement, dated August 26, 2013, between Wells Fargo Bank, National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 30, 2013).
(d)(42)
Sixth Amendment to Credit and Security Agreement, dated December 3, 2014, between Wells Fargo Bank, National Association and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 5, 2014).
(d)(43)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on December 14, 2012).
(d)(44)	2007 Directors' Stock Award Plan (incorporated by reference to Exhibit A to the Company's Proxy Statement filed on January 25, 2013).
(d)(45)
Equity Transfer Agreement, dated June 23, 2013, between San'an Optoelectronics Company, Ltd. and the Company (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 27, 2013).
(d)(46)
Separation Agreement and General Release dated November 16, 2013, between Mr. Christopher Larocca and the Company (incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K filed on December 6, 2013).

Exhibit Number	Description
(d)(47)	Settlement Agreement, dated as of December 4, 2013, by and among Steven R. Becker, Matthew A. Drapkin, BC Advisors, LLC, Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., and the Company (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed on December 6, 2013).
(d)(48)
Indemnification Agreement, dated February 7, 2014, with each of the following directors: Steven R. Becker, Stephen Domenik and Gerald Fine and EMCORE Corporation (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 11, 2012).
(d)(49)	2012 Equity Incentive Plan, as amended on March 5, 2014 (incorporated by reference to Exhibit A to the Company's Proxy Statement filed on January 28, 2014).
(d)(50)	EMCORE Corporation 2000 Employee Stock Purchase Plan, as amended March 5, 2014 (incorporated by reference to Exhibit B to the Company's Proxy Statement filed on January 28, 2014).
(d)(51)
Separation Agreement and General Release, dated September 17, 2014, by and between EMCORE Corporation and Dr. Hong Q. Hou (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(52)
Retention Letter Agreement, dated September 17, 2014, between EMCORE Corporation and Dr. Hong Q. Hou (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(53)
Retention Letter Agreement, dated September 17, 2014, between EMCORE Corporation and Mark Weinswig (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(54)
Retention Letter Agreement, dated September 17, 2014, between EMCORE Corporation and Monica Van Berkel (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(55)
Retention Letter Agreement, dated September 17, 2014, between EMCORE Corporation and Alfredo Gomez (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed on September 18, 2014).
(d)(56)
Employment Agreement, dated December 10, 2014, by and between EMCORE Corporation and Jeff Rittichier (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 10, 2014).
(d)(57)
Separation Agreement and General Release, dated December 10, 2014, by and between EMCORE Corporation and Monica Van Berkel (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on December 10, 2014).
(d)(58)
Separation Agreement and General Release, dated December 10, 2014, by and between EMCORE Corporation and Alfredo Gomez (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 10, 2014).
(g)	None.
(h)	None.

QuickLinks

SCHEDULE TO
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
Index to Exhibits